# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Paymentus Holdings, Inc., CIK 0001841156
CUSIP: 70439P108
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 15601 Dallas Parkway, Suite 600, Addison, Texas (TX), 75001
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001863465

## Reporting persons
- Accel-KKR Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,128,498; sole dispositive power 0; shared dispositive power 4,892,638; aggregate amount beneficially owned 6,128,498 (5.97% of the class)
  Comment: The reported securities represent (i) 2,256,731 shares of Class A Common Stock ("Class A Shares"), (ii) 2,635,907 Class A Shares issuable upon conversion of an equal number of shares of Class B Common Stock ("Class B Shares"), and (iii) 1,235,860 Class A Shares underlying Class B Shares for which the Reporting Person holds a voting proxy ("Proxy Shares").
  
  The reported percentage is calculated based on (i) 78,633,959 Class A Shares outstanding as of October 29, 2026, as reported in the Issuer's Form 10-Q filed on November 3, 2026, as increased by (ii) 24,105,640 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).
- Accel-KKR Capital Partners CV III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,391,906; sole dispositive power 0; shared dispositive power 2,391,906; aggregate amount beneficially owned 2,391,906 (2.33% of the class)
  Comment: The reported securities represent (i) 2,245,886 Class A Shares and (ii) 146,020 Class A Shares issuable upon conversion of an equal number of Class B Shares.
  
  The reported percentage is calculated based on (i) 78,633,959 Class A Shares outstanding as of October 29, 2026, as reported in the Issuer's Form 10-Q filed on November 3, 2026, as increased by (ii) 24,105,640 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).
- Accel-KKR Growth Capital Partners III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Accel-KKR Growth Capital Partners II Strategic Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Accel-KKR Growth Capital Partners II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Accel-KKR Members Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 100; sole dispositive power 0; shared dispositive power 100; aggregate amount beneficially owned 100 (0% of the class)
  Comment: The reported securities represent 100 Class A Shares issuable upon conversion of an equal number of Class B Shares.
  
  The reported percentage is calculated based on (i) 78,633,959 Class A Shares outstanding as of October 29, 2026, as reported in the Issuer's Form 10-Q filed on November 3, 2026, as increased by (ii) 24,105,640 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).
- AKKR Strategic Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,500,632; sole dispositive power 0; shared dispositive power 2,500,632; aggregate amount beneficially owned 2,500,632 (2.43% of the class)
  Comment: The reported securities represent (i) 10,845 Class A Shares and (ii) 2,489,787 Class A Shares issuable upon conversion of an equal number of Class B Shares.
  
  The reported percentage is calculated based on (i) 78,633,959 Class A Shares outstanding as of October 29, 2026, as reported in the Issuer's Form 10-Q filed on November 3, 2026, as increased by (ii) 24,105,640 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).
- AKKR SC GPI HoldCo LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- AKKR Fund II Management Company, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Palumbo, Robert: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 10,189,080; shared voting power 6,128,498; sole dispositive power 10,189,080; shared dispositive power 4,892,638; aggregate amount beneficially owned 16,317,578 (15.88% of the class)
  Comment: The reported securities represent (i) 2,328,874 Class A Shares and (ii) 12,752,844 Class A Shares issuable upon conversion of an equal number of Class B Shares, and (iii) 1,235,860 Class A Shares underlying the Proxy Shares.
  
  The reported percentage is calculated based on (i) 78,633,959 Class A Shares outstanding as of October 29, 2026, as reported in the Issuer's Form 10-Q filed on November 3, 2026, as increased by (ii) 24,105,640 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).
- Barnds, Thomas: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 10,189,078; shared voting power 6,128,498; sole dispositive power 10,189,078; shared dispositive power 4,892,638; aggregate amount beneficially owned 16,317,576 (15.88% of the class)
  Comment: The reported securities represent (i) 2,328,873 Class A Shares and (ii) 12,752,843 Class A Shares issuable upon conversion of an equal number of Class B Shares, and (iii) 1,235,860 Class A Shares underlying the Proxy Shares.
  
  The reported percentage is calculated based on (i) 78,633,959 Class A Shares outstanding as of October 29, 2026, as reported in the Issuer's Form 10-Q filed on November 3, 2026, as increased by (ii) 24,105,640 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).
- KKR-AKI Investors L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,235,860; sole dispositive power 1,235,860; shared dispositive power 0; aggregate amount beneficially owned 1,235,860 (1.2% of the class)
  Comment: The reported securities represent 1,235,860 Class A Shares issuable upon conversion of an equal number of Class B Shares.
  
  The reported percentage is calculated based on (i) 78,633,959 Class A Shares outstanding as of October 29, 2026, as reported in the Issuer's Form 10-Q filed on November 3, 2026, as increased by (ii) 24,105,640 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).

## Item 1. Issuer
Name of issuer: Paymentus Holdings, Inc.
Address of issuer's principal executive offices: 15601 Dallas Parkway, Suite 600, Addison, TX 75001

## Item 2. Person Filing
Name of person filing:
(i) Accel-KKR Holdings GP, LLC
(ii) Accel-KKR Capital Partners CV III, LP
(iii) Accel-KKR Growth Capital Partners III, LP
(iv) Accel-KKR Growth Capital Partners II Strategic Fund, LP
(v) Accel-KKR Growth Capital Partners II, LP
(vi) Accel-KKR Members Fund, LLC
(vii) AKKR Strategic Capital LP
(viii) AKKR SC GPI HoldCo LP
(ix) AKKR Fund II Management Company, LP
(x) Palumbo, Robert
(xi) Barnds, Thomas
(xii) KKR-AKI Investors L.L.C.
Address of principal business office or, if none, residence:
c/o Accel-KKR
2180 Sand Hill Road, Suite 300,
Menlo Park, CA 94025.
Citizenship: See responses to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

Accel-KKR Fund Holdings

The aggregate 6,128,498 Class A Shares, representing 5.97% of the outstanding Class A Shares, reported as beneficially owned by Accel-KKR Holdings GP, LLC in this Statement are held as follows:

Accel-KKR Capital Partners CV III, LP ("CV III") directly holds 2,245,886 Class A Shares and 146,020 Class B Shares. AKKR Fund III Management Company CV, LP ("CV III GP") is the sole general partner of CV III.

Accel-KKR Members Fund, LLC ("Members Fund") directly holds 100 Class B Shares. AKKR Management Company, LLC ("UGP") is the sole managing member of Members Fund.

AKKR Strategic Capital LP ("SC" and, together with CV III and Members Fund, the "Accel-KKR Funds") directly holds 10,845 Class A Shares and 2,489,787 Class B Shares. AKKR Strategic Capital GP ("SC GP") is the sole general partner of SC.

Each Class B Share is convertible at any time, at the holder's election, into one Class A Share and has no expiration date.

UGP holds a voting proxy with respect to the 1,235,860 KKR-AKI Proxy Shares (described below).

UGP is the sole general partner of CV III GP and SC GP. Accel-KKR Holdings GP, LLC ("Topco GP") is the sole managing member of UGP. Thomas C. Barnds and Robert Palumbo are the sole two directors and members of Topco GP. AKKR Fund II Management Company, LP (the "Management Company") is the sole management company of each of the Accel-KKR Funds, and UGP is the general partner of the Management Company. As a result of these relationships, Mr. Barnds, Mr. Palumbo, CV III GP, SC GP, UGP, Topco GP and the Management Company may be deemed to share voting and dispositive power over the shares held by the Accel-KKR Funds.

On August 17, 2026 and August 26, 2026, certain affiliated funds made in-kind pro rata distributions, without consideration, of Class A Shares and Class B Shares to their partners and members.

Individual Holdings

Robert Palumbo directly holds 7,835 Class A Shares and 2,935,308 Class B Shares. He also holds 64,308 Class A Shares and 7,181,629 Class B Shares through the Palumbo 2026 Annuity Trust.

Thomas C. Barnds holds 72,142 Class A Shares and 10,116,936 Class B Shares through the Barnds Living Trust dtd 6/23/2003.

KKR-AKI Proxy Shares

KKR-AKI Investors L.L.C. ("KKR-AKI") directly holds 1,235,860 Class B Shares (the "KKR-AKI Proxy Shares"). Under a Distribution and Voting Agreement dated as of February 13, 2012, KKR-AKI is subject to a voting agreement covering the Class B Shares it holds in the Issuer. If KKR-AKI does not comply with that agreement, UGP has a proxy and is its attorney-in-fact, with full power of substitution, to vote all of those shares as the agreement requires. As a result, UGP may be deemed to beneficially own the KKR-AKI Proxy Shares.

Disclaimer

Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the filing of this Statement shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purpose, the beneficial owner of any securities covered by this Statement, including the KKR-AKI Proxy Shares, other than securities held of record by such Reporting Person.

Stockholders Agreement

The Issuer, CV III, Accel-KKR Growth Capital Partners II Strategic Fund, LP, Accel-KKR Growth Capital Partners II, LP, Accel-KKR Growth Capital Partners III, LP, Members Fund (collectively, the "AKKR Stockholder Parties"), KKR-AKI, and Dushyant Sharma and his related trusts and affiliates ("Sharma" and, together with the AKKR Stockholder Parties and KKR-AKI, the "Investor Parties") are parties to a Stockholders Agreement dated as of May 24, 2021, filed as Exhibit 10.1 to the Issuer's Form 8-K filed May 28, 2021 (the "Agreement"). Under the Agreement, the Investor Parties have agreed to certain voting arrangements. The Reporting Persons may therefore be deemed to be part of a "group" with Sharma within the meaning of Rule 13d-5 under the Exchange Act. Based on the Reporting Persons' holdings set forth herein and information furnished by Sharma regarding Sharma's holdings, such "group" would be deemed to beneficially own an aggregate of 49,419,407 Class A Shares, or 39.40% of the Issuer's outstanding Class A Shares, calculated pursuant to Rule 13d-3(d). The Reporting Persons expressly disclaim membership in any such "group" and disclaim beneficial ownership of any securities they may be deemed to beneficially own solely by reason of the Agreement. The responses to Items 5 through 9 of the cover pages to this Schedule 13G do not reflect any such securities, which are separately reported on a Schedule 13G filed by Sharma.
Percent of class: See responses to Item 11 on each cover page hereto and the information set forth in Item 4(a) above.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page hereto.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page hereto.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page hereto.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
24 Power of Attorney for Robert Palumbo, dated May 25, 2021 (incorporated herein by reference to Exhibit 24 to the filing by Robert Palumbo on Form 3 for Paymentus Holdings, Inc., filed with the Securities and Exchange Commission on May 25, 2021)

99.1 Joint Filing Agreement, dated as of November 14, 2025 (incorporated herein by reference to Exhibit 99.1 to the filing by Accel-KKR Holdings GP, LLC for Paymentus Holdings, Inc., filed with the Securities and Exchange Commission on November 14, 2025)

## Signatures
- Accel-KKR Holdings GP, LLC: /s/ Thomas C. Barnds, Thomas C. Barnds/Authorized Signatory (11/05/2026)
- Accel-KKR Capital Partners CV III, LP: /s/ Thomas C. Barnds, Thomas C. Barnds/Authorized Signatory (11/05/2026)
- Accel-KKR Growth Capital Partners III, LP: /s/ Thomas C. Barnds, Thomas C. Barnds/Authorized Signatory (11/05/2026)
- Accel-KKR Growth Capital Partners II Strategic Fund, LP: /s/ Thomas C. Barnds, Thomas C. Barnds/Authorized Signatory (11/05/2026)
- Accel-KKR Growth Capital Partners II, LP: /s/ Thomas C. Barnds, Thomas C. Barnds/Authorized Signatory (11/05/2026)
- Accel-KKR Members Fund, LLC: /s/ Thomas C. Barnds, Thomas C. Barnds/Authorized Signatory (11/05/2026)
- AKKR Strategic Capital LP: /s/ Thomas C. Barnds, Thomas C. Barnds/Authorized Signatory (11/05/2026)
- AKKR SC GPI HoldCo LP: /s/ Thomas C. Barnds, Thomas C. Barnds/Authorized Signatory (11/05/2026)
- AKKR Fund II Management Company, LP: /s/ Thomas C. Barnds, Thomas C. Barnds/Authorized Signatory (11/05/2026)
- Palumbo, Robert: /s/ Thomas C. Barnds, as Attorney-in-Fact, Robert Palumbo (11/05/2026)
- Barnds, Thomas: /s/ Thomas C. Barnds, Thomas C. Barnds (11/05/2026)
- KKR-AKI Investors L.L.C.: /s/ Leonardo Colello, Leonardo Colello/Manager (11/05/2026)